Exhibit 12

UNIVERSAL CORPORATION
RATIO OF EARNINGS TO FIXED CHARGES
AND
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Three Months Ended December 31,		Nine Months Ended December 31,
(in thousands, except for ratios)	2013	2012	2013	2012

Earnings
Pretax income before equity in pretax earnings (loss) of unconsolidated affiliates	$64,626	$59,026	$189,581	$165,059
Fixed charges (net of interest capitalized)	5,806	6,441	18,755	20,105
Distribution of earnings from unconsolidated affiliates	6,508	—	6,508	123
Total Earnings	$76,940	$65,467	$214,844	$185,287

Fixed Charges and Preference Dividends
Interest expense	$5,157	$5,670	$16,623	$17,778
Interest capitalized	—	—	—	—
Amortization of premiums, discounts, and debt issuance costs	311	333	976	1,010
Interest component of rent expense	338	438	1,156	1,317
Total Fixed Charges	5,806	6,441	18,755	20,105
Dividends on convertible perpetual preferred stock (pretax)	5,711	5,711	17,134	17,134
Total Fixed Charges and Preference Dividends	$11,517	$12,152	$35,889	$37,239

Ratio of Earnings to Fixed Charges	13.25	10.16	11.46	9.22

Ratio of Earnings to Combined Fixed Charges and Preference Dividends	6.68	5.39	5.99	4.98